Darren K. DeStefano + 1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

April 27, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin

Ms. Irene Paik

Mr. Mark Brunhofer

Ms. Mary Mast

Re:	Autolus Therapeutics Ltd.
Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
Submitted March 23, 2018
CIK No. 0001730463

Ladies and Gentlemen:

On behalf of our client, Autolus Therapeutics Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 9, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Amended Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Second Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Second Amended DRS and a copy marked to show all changes from the Amended Draft Registration Statement confidentially submitted on March 23, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Second Amended DRS.

Business

Our License Agreement with UCL Business plc, page 135

1.

We note your revised disclosure that the sublicensing income payable to UCLB ranges from low-double digits to mid-single digits in response to our prior comment 9. Please revise your description of the high end of the range to provide a range within ten percentage points. We also note your response that the duration of the royalty term will

April 27, 2018

be subject to a confidential treatment request. Confidential treatment is generally not appropriate for material information such as the royalty term of material contracts. Please revise your disclosure to provide the royalty term of your license agreement with UCLB, or tell us why you believe this information is not material to investors.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure regarding the UCLB license agreement on page 148 of the Second Amended DRS to clarify the percentage range of sublicensing income and provide information regarding the duration of the royalty term. The Company respectfully advises the Staff that it has submitted a confidential treatment request application covering certain other provisions of the UCLB license agreement to the Staff under separate cover.

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Please direct any questions or comments concerning the Second Amended DRS or this response letter to either the undersigned at +1 703 456 8034, Brian Leaf at +1 703 456 8053 or Courtney Thorne at + 1 617 937 2318.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	Christian Itin, Autolus Therapeutics Limited

Brian F. Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP

Emily Oldshue, Ropes & Gray LLP